UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              PCI SERVICES, INC.
                                (Name of Issuer)


                        COMMON STOCK, $0.001 PAR VALUE
                          (Title of Class of Securities)

                                   693206104
                                  (CUSIP Number)

                                ROBERT D. WALTER,
                              CARDINAL HEALTH, INC.
                                5555 GLENDON COURT
                               DUBLIN, OHIO  43016
                                (614) 717-5000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                     Copy to:
                                  DAVID A. KATZ
                          WACHTELL, LIPTON ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK  10019
                                  (212) 403-1000


                                 JULY 23, 1996
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /x/.




                                Page 1 of 11 Pages



CUSIP NO.  693206104





                                    SCHEDULE 13D


         1.   NAME OF REPORTING PERSON
              SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Cardinal Health, Inc.
              31-0958666

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /

                                                                  (b) / /

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS
              WC

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              Ohio

         NUMBER OF                          7.  SOLE VOTING POWER
         SHARES                                 0
         BENEFICIALLY
         OWNED BY                           8.  SHARED VOTING POWER
         EACH                                   0
         REPORTING
         PERSON                             9.  SOLE DISPOSITIVE POWER
         WITH                                   0

                                            10. SHARED DISPOSITIVE POWER
                                                0

         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,875,000 shares of Common Stock.

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                          / /

         13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3%. Based upon 6,211,250 shares of Common Stock outstanding as of July 23, 1996, as represented by Issuer, calculated pursuant to Rule 13d-3(d)(1).

         14.  TYPE OF REPORTING PERSON
              HC, CO







                                Page 2 of 11 Pages





         Item 1.   Security and Issuer.

                   This Schedule 13D relates to the common stock, $0.001 par value per share ("PCI Common Stock"), of PCI Services, Inc., a Delaware corporation ("PCI"). The principal executive offices of PCI are located at 1403 Foulk Road, Suite 102, Wilmington, Delaware 19803.

         Item 2.   Identity and Background.

                   This Schedule 13D is filed by Cardinal Health, Inc., an Ohio corporation ("Cardinal"). Cardinal is a national health care service provider, providing an array of value-added pharmaceutical distribution services to a broad base of customers nationwide. Through its wholly owned subsidiary, Pyxis Corporation, Cardinal develops and manufactures point-of-use systems which automate the distribution, management and control of medications and supplies in hospitals and alternate care facilities. Cardinal is also a franchisor of retail pharmacies through its wholly owned subsidiary, Medicine Shoppe International, Inc. In addition, Cardinal's subsidiary Allied Pharmacy Management, Inc. is a provider of pharmacy management services to hospitals. Cardinal's principal executive offices are located at 5555 Glendon Court, Dublin, Ohio 43016.

                   Each executive officer and each director of Cardinal is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director are set forth in Annex I to this Schedule 13D which is incorporated herein by this reference.

                   During the last five years, to the best of Cardinal's knowledge, neither Cardinal nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Cardinal or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

         Item 3.   Source and Amount of Funds or Other Consideration.

                   Pursuant to the Stock Option Agreement, dated July 23, 1996, between Cardinal, MEDIQ Incorporated, a Delaware corporation, and MEDIQ Investment Services, Inc., a Delaware corporation (together with MEDIQ Incorporated, "MEDIQ") and a wholly owned subsidiary of MEDIQ Incorporated, MEDIQ granted Cardinal an irrevocable option (the "Option") to purchase from MEDIQ, under certain circumstances and subject to certain adjustments, all of the issued and outstanding shares of PCI Common Stock owned, directly or indirectly, or thereafter


                                Page 3 of 11 Pages





         acquired, directly or indirectly, by MEDIQ, at a price per share, payable in cash, equal to the lower of (x) $23.00 or (y) the exchange ratio under the Agreement and Plan of Merger, dated as of July 23, 1996, among Cardinal, Panther Merger Corp., a Delaware corporation and a wholly owned subsidiary of Cardinal ("Subcorp"), PCI and MEDIQ Incorporated (the "Merger Agreement"), described under Item 4 below, multiplied by the closing price of Cardinal common shares, without par value ("Cardinal Common Shares"), as reported on the New York Stock Exchange Composite Tape on the last trading day immediately preceding the date of delivery to PCI of written notice of Cardinal's exercise of the Option. The Stock Option Agreement provides that, notwithstanding the foregoing, in no event will such purchase price be less than $19.53 per share. As of the date hereof, the Option is not exercisable. In the Stock Option Agreement, MEDIQ has represented to Cardinal that the number of shares of PCI Common Stock currently owned by MEDIQ and subject to the Option is 2,875,000. Cardinal may exercise the Option in whole or in part; provided that to the extent that Cardinal exercises the Option in part, Cardinal may only exercise the Option for up to 390,499 shares of PCI Common Stock in the aggregate, unless Cardinal exercises the Option for at least 2,253,876 shares of PCI Common Stock in the aggregate.

                   The Option was granted by MEDIQ as a condition of and in consideration for Cardinal entering into the Merger Agreement.

                   The exercise of the Option for the full number of shares currently covered thereby would require aggregate funds of $65,084,250, based on an exchange ratio of .336 and a closing price for Cardinal Common Share of $67.375 on July 25, 1996. It is anticipated that, should the Option become exercisable and should Cardinal determine to exercise the Option, Cardinal would obtain the funds for purchase from working capital or by borrowing from parties whose identity is not yet known.

                   A copy of the Stock Option Agreement is included as
         Exhibit 2.2 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Stock Option Agreement is qualified in its entirety by reference to such exhibit.

         Item 4.   Purpose of Transaction.

                   In connection with the execution of the Stock Option Agreement, Cardinal, Subcorp, PCI and MEDIQ Incorporated entered into the Merger Agreement, pursuant to which, among other matters and subject to the terms and conditions set forth in the Merger Agreement, Subcorp will merge with and into PCI, with PCI as the surviving corporation (the "Merger"). The Option was granted by MEDIQ as a condition of and in consideration for Cardinal entering into the Merger Agreement. Consummation of the Merger is subject to certain conditions, including: (i) receipt of the approval of the Merger Agreement by the holders of a majority of the outstanding shares of PCI Common Stock; (ii) expiration or


                                Page 4 of 11 Pages





         termination of all waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) registration of the Cardinal Common Shares to be issued in the Merger under the Securities Act of 1933, as amended; (iv) receipt by Cardinal of an accountant's letter confirming that the Merger will qualify as a pooling of interests transaction for financial reporting purposes; and (v) satisfaction of certain other conditions. Pursuant to the Merger Agreement, (a) the officers of the surviving corporation in the Merger will be the officers of PCI, (b) the directors of the surviving corporation in the Merger will be the directors of Subcorp, (c) each share of PCI Common Stock will be converted into .336 of a Cardinal Common Shares, subject to adjustment under the circumstances described in the Merger Agreement, plus cash in lieu of receipt of fractional Cardinal Common Shares, and (d) at the effective time of the Merger, the Certificate of Incorporation and By-laws of PCI, as the surviving corporation, will be amended to be identical (save for the name of the corporation) to those of Subcorp. Upon consummation of the Merger, the PCI Common Stock will be delisted from the Nasdaq National Market.

                   A copy of the Merger Agreement is included as Exhibit
         2.1 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to such exhibit.

                   Except as set forth herein, Cardinal does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional shares of PCI Common Stock or the disposition of shares of PCI Common Stock; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving PCI or any of its subsidiaries; (iii) a sale or transfer of any material amount of assets of PCI or any of its subsidiaries; (iv) any change in the present board of directors or management of PCI, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of PCI; (vi) any other material change in PCI's business or corporate structure; (vii) any change in PCI's charter or bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of PCI by any person; (viii) causing a class of securities of PCI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of PCI becoming eligible for termination of registration pursuant to
         Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.






                                Page 5 of 11 Pages





         Item 5.   Interest in Securities of Issuer.

                   Although the Option does not allow Cardinal to purchase any shares of PCI Common Stock pursuant thereto unless and until the conditions to exercise specified in the Stock Option Agreement occur, assuming for purposes of this Item 5 that such conditions are satisfied and Cardinal is entitled to purchase shares of PCI Common Stock pursuant to the Option, Cardinal would currently be entitled to purchase 2,875,000 shares of PCI Common Stock, or approximately 46.3% of the outstanding PCI Common Stock (based upon 6,211,250 shares of PCI Common Stock outstanding as of July 23, 1996, as represented by PCI in the Merger Agreement).

                   Cardinal does not currently have the right to acquire any shares of PCI Common Stock under the Option unless certain events specified in the Stock Option Agreement occur.
         Accordingly, Cardinal does not have sole or shared voting or dispositive power with respect to any shares of PCI Common Stock, and Cardinal disclaims beneficial ownership of PCI Common Stock subject to the Option until such events occur. Assuming for purposes of this Item 5 that events occurred that would enable Cardinal to exercise the Option and Cardinal exercised the Option, Cardinal would have sole voting power and sole dispositive power with respect to the shares of PCI Common Stock acquired pursuant to the Option.

                   The foregoing description of certain terms of the Stock Option Agreement is qualified in its entirety by reference to the Stock Option Agreement which is filed as Exhibit 2.2 hereto and which is incorporated herein by this reference.

                   To the best of Cardinal's knowledge, no executive officer or director of Cardinal beneficially owns any shares of PCI Common Stock, nor (except for the issuance of the Option) have any transactions in PCI Common Stock been effected during the past 60 days by Cardinal or, to the best knowledge of Cardinal, by any executive officer or director of Cardinal. In addition, no other person is known by Cardinal to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                   Each of MEDIQ and the persons set forth in Annex II to this Schedule 13D, which Annex II is incorporated herein by this reference, has entered into an agreement with Cardinal pursuant to which, among other matters, such person has agreed (i) to vote all of the shares of PCI Common Stock beneficially owned by such person or its affiliates or over which such person or any of its affiliates has voting power or control to approve the Merger and the Merger Agreement, (ii) not to vote such shares in favor of any other recapitalization, merger, consolidation or other business combination involving PCI, or acquisition of any capital stock or


                                Page 6 of 11 Pages





         any material portion of the assets (except for acquisitions of assets in the ordinary course of business consistent with past practice) of PCI and (iii) not to, and not to permit any company, trust or other entity controlled by such person to, and not to permit any of its affiliates to, contract to sell, sell or otherwise transfer or dispose of any of such shares or any interest therein or securities convertible thereinto or any voting rights with respect thereto other than pursuant to the Merger or without Cardinal's consent. MEDIQ is estimated to have voting power over approximately 46.3% of the outstanding shares of PCI Common Stock, based upon 6,211,250 shares of PCI Common Stock outstanding as of July 23, 1996, as represented by PCI in the Merger Agreement. A copy of the Support/Voting Agreement, dated as of July 23, 1996, executed by MEDIQ (the "MEDIQ Support/Voting Agreement") is included as Exhibit 99.1 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the MEDIQ Support/Voting Agreement is qualified in its entirety by reference to such exhibit. The persons listed on Annex II in the aggregate are estimated to have voting power over approximately 3.2% of the outstanding shares of PCI Common Stock (assuming such persons exercise all of their outstanding options to acquire PCI Common Stock and to vote such shares), based upon 6,211,250 shares of PCI Common Stock outstanding as of July 23, 1996, as represented by PCI in the Merger Agreement. Cardinal may hereafter enter into similar agreements with other holders of PCI Common Stock. A copy of the form of Support/Voting Agreement, dated as of July 23, 1996, executed by such persons (the "Support/ Voting Agreement") is included as Exhibit 99.2 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Support/Voting Agreement is qualified in its entirety by reference to such exhibit.

                   A copy of the Merger Agreement is included as Exhibit
         2.1 to this Schedule 13D and is incorporated herein by this reference. See Item 4.

                   A copy of the Stock Option Agreement is included as
         Exhibit 2.2 to this Schedule 13D and is incorporated herein by this reference. See Items 3 and 5.

         Item 7.   Material to be Filed as Exhibits.

                   The following exhibits are filed as part of this
         Schedule 13D:

         Exhibit 2.1  --     Merger Agreement

         Exhibit 2.2  --     Stock Option Agreement

         Exhibit 99.1 --     MEDIQ Support/Voting Agreement

         Exhibit 99.2 --     Form of Support/Voting Agreement




                                Page 7 of 11 Pages




                                                     ANNEX I


                          Directors and Executive Officers

                   Set forth below are the name and present principal occupation of each director and executive officer of Cardinal Health, Inc. as of July 26, 1996. The business address of each such director and executive officer is c/o Cardinal Health, Inc., 5555 Glendon Court, Dublin, Ohio 43016.

         Name                     Principal Occupation

         Directors
         of Cardinal
         Health, Inc.:

         John F. Finn             Chairman and Chief Executive
                                  Officer of Gardner, Inc., an
                                  outdoor power equipment
                                  distributor.

         Robert L. Gerbig         President and Chief Executive
                                  Officer of Gerbig, Snell/
                                  Weisheimer & Associates, Inc., an
                                  advertising agency.

         John F. Havens           Retired Chairman and Director
                                  Emeritus of Banc One Corporation,
                                  a bank holding company.

         Regina E. Herzlinger     Professor, Harvard University
                                  Graduate School of Business
                                  Administration.

         John C. Kane             President and Chief Operating
                                  Officer of Cardinal Health, Inc.

         J. Michael Losh          Executive Vice President and Chief
                                  Financial Officer of General
                                  Motors Corporation, a manufacturer
                                  of automobiles.

         George R. Manser         Chairman of Uniglobe Travel
                                  (Capital Cities) Inc., a travel
                                  planning services company.

         John B. McCoy            Chairman and Chief Executive
                                  Officer of Banc One Corporation, a
                                  bank holding company.

         Jerry E. Robertson       Retired Executive Vice President
                                  of the Life Sciences Sector and
                                  Corporate Services of Minnesota
                                  Mining & Manufacturing Company, a
                                  manufacturer of industrial


                                Page 8 of 11 Pages





                                  commercial, health care and
                                  consumer products.

         L. Jack Van Fossen       Retired President and Chief
                                  Executive Officer of Red Roof
                                  Inns, Inc., a lodging company.

         Robert D. Walter         Chairman and Chief Executive
                                  Officer of Cardinal Health, Inc.

         Melburn G. Whitmire      Vice Chairman of Cardinal Health,
                                  Inc.

         Executive Officers
         of Cardinal Health, Inc.
         (that are not directors):

         David Bearman            Executive Vice President and Chief
                                  Financial Officer.

         George H. Bennett, Jr.   Executive Vice President, General
                                  Counsel and Secretary.

         Anthony J. Campanaro     Executive Vice President-Central
                                  Group.

         James E. Clare           Executive Vice President-Southern
                                  Group.

         Gary E. Close            Executive Vice President-Western
                                  Group.

         Phillip A. Greth         Executive Vice President and Chief
                                  Information Officer.

         James F. Millar          Executive Vice President-Cardinal
                                  Distribution.

         Gordon A. Troup          Executive Vice President-Northern
                                  Group.
















                                Page 9 of 11 Pages





                                                    ANNEX II


                     Persons Executing Support/Voting Agreements


         Richard S. Sauter

         Herbert Lotman

         Theodore H. Seidenberg

         Michael J. Rotko

         H. Scott Miller

         Sheldon M. Bonovitz







































                               Page 10 of 11 Pages





                                       SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  CARDINAL HEALTH, INC.


                             By:  /s/ David Bearman
                                  Name:  David Bearman
                                  Title: Executive Vice President and
                                         Chief Financial Officer

         Dated:  July 29, 1996









































                               Page 11 of 11 Pages





                                    EXHIBIT INDEX

         Exhibit   Description

         2.1       Agreement and Plan of
                   Merger, dated July 23,
                   1996, among Cardinal Health, Inc.,
                   Panther Merger Corp., PCI Services,
                   Inc. and MEDIQ Incorporated

         2.2       Stock Option Agreement, dated
                   July 23, 1996, among
                   Cardinal Health, Inc., MEDIQ
                   Investment Services, Inc. and
                   MEDIQ Incorporated

         99.1      Support/Voting Agreement, dated
                   July 23, 1996, among MEDIQ
                   Incorporated, MEDIQ Investment
                   Services, Inc. and Cardinal Health,
                   Inc.

         99.2      Form of Support/Voting Agreement
                   between Cardinal Health, Inc. and
                   each of the persons listed on Annex
                   II of the Schedule 13D.